NR07-23	September 18, 2007

ITH Reports Initial Drilling Results at West Tanana Project,
Central Alaska

Multiple mineralized zones intercepted, including
4.3 metres at 2.5 g/t gold and 9.5 metres at 1.1 g/t gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the initial drilling results from its West Tanana Project in central Alaska.  Highlights include a 10 centimetre quartz vein with visible gold in quartz within a 0.3 metre interval assaying 15.6 g/t gold and a broader breccia zone returning 2.5 g/t gold over 4.3 metres.

The initial phase of diamond drilling encountered both high-grade quartz veins and broad zones of potentially stratabound mineralization.  The results successfully confirm the presence of significant lode gold mineralization beneath the original large soil anomaly and the presence of high-grade quartz veins (Table 1).  Work is ongoing to define the key structural and stratigraphic controls on the mineralized zone to target follow-up drill testing in the future.

Interpretation

The West Tanana property is held by ITH by via a lease option agreement with Doyon Limited (see NR06-05 for terms).  The initial drill testing at West Tanana has defined a shallow easterly dipping zone of broad gold mineralization.  This zone, seen in drillhole WT-07-02, is approximately 30 metres wide and was also intersected in the very tops of two drillholes collared to the southeast.  Difficult drilling conditions within major fault zones resulted in poor recoveries in a number of the holes, all but one being lost prior to testing the proposed target zones.  The mineralized zones appear related to a series of stacked low angle shear zones.  High angle quartz vein/breccia zones encountered in drillhole WT-07-08 may have acted as feeders to the low angle shear zones.  This possible feeder zone, which may have also been the source for the placer gold deposit immediately above and downstream from it, is the Company’s current focus on the project.

Table 1. Significant Drilling Results*

Hole ID	Total Depth (metres)	From (metres)	To (metres)	Width (metres)	Gold (g/t)
WT-07-02	48.92	18.29	27.74	9.45	1.14**
	including	18.29	18.59	0.30	15.6**
WT-07-03	47.29	17.83	19.57	1.74	2.99**
WT-07-07	171.91	42.77	43.28	0.51	4.13
WT-07-08	256.64	103.28	104.97	1.69	1.17
		147.22	151.49	4.27	2.47
WT-07-09	151.79	5.47	11.12	5.65	0.78

* Composites calculated using a 0.25 g/t cutoff; with maximum 3 metres of internal waste.

** Core recoveries in holes WT-07-02 and WT-07-03 were poor, generally less than 50%.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of ITH.

The work program at West Tanana was designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.